                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 8)(1)

                               NOVOSTE CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    67010C209
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 6, 2006
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 41 Pages)

------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                     Page 2 of 41 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  608,301
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              608,301
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    608,301
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                     Page 3 of 41 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  608,301
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              608,301
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    608,301
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                     Page 4 of 41 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  608,301
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              608,301
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    608,301
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                     Page 5 of 41 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      JACK HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  663
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              663
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    663
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                     Page 6 of 41 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      J.L. HOWARD, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  663
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              663
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    663
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                     Page 7 of 41 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      JAMES HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                     Page 8 of 41 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      JOHN QUICKE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                     Page 9 of 41 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      JOSHUA SCHECHTER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 10 of 41 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      HARVEY BAZAAR
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 11 of 41 Pages
--------------------------                            --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      LEONARD TOBOROFF
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 12 of 41 Pages
--------------------------                            --------------------------

                  The following  constitutes Amendment No. 8 ("Amendment No. 8")
to the Schedule 13D filed by the  undersigned.  This  Amendment No. 8 amends the
Schedule 13D as specifically set forth.

         Item 2 is hereby amended and restated as follows:

                  (a) This  statement  is filed by Steel  Partners  II,  L.P., a
Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a
Delaware limited liability company  ("Partners  LLC"),  Warren G.  Lichtenstein,
Jack Howard, J.L. Howard, Inc., James Henderson,  John Quicke, Joshua Schechter,
Harvey  Bazaar and Leonard  Toboroff.  Each of the foregoing is referred to as a
"Reporting  Person" and  collectively as the "Reporting  Persons." The Reporting
Persons are hereby filing a joint Schedule 13D.

                  Partners LLC is the general  partner of Steel Partners II. The sole  executive  officer  and  managing  member  of  Partners  LLC is  Warren G.
Lichtenstein,  who is  Chairman  of  the  Board,  Chief  Executive  Officer  and
Secretary.  By virtue of his positions  with Partners LLC and Steel Partners II,
Mr.  Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.

                  (b) The  principal  business  address  of Steel  Partners  II,
Partners LLC, Warren G.  Lichtenstein,  Jack Howard,  J.L.  Howard,  Inc., James
Henderson,  John Quicke and Joshua Schechter is 590 Madison Avenue,  32nd Floor,
New York, New York 10022.

                  The principal  business address of Harvey Bazaar is 13 Skyline
Drive, North Caldwell, New Jersey 07006.

                  The principal  business  address of Leonard  Toboroff is 39 N.
Moore, New York, New York 10013.

                  (c) The principal  business of Steel  Partners II is investing in the securities of small cap companies. The principal business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of Mr. Lichtenstein is investing in the securities of small cap companies.

                  The  principal  occupation  of Jack  Howard  is  serving  as a principal of Mutual  Securities,  Inc., a registered  broker dealer,  and as the
Vice Chairman and a Vice President of Steel Partners, Ltd. ("SPL"), a management and advisory company that provides  management services to Steel Partners II and
its  affiliates.   J.L.  Howard,  Inc.  is  a  family-owned  investment  company controlled  by Mr.  Howard.  Mr. Howard is the sole director and Chairman of the
Board, President and Chief Financial Officer of J.L. Howard, Inc.

                  The principal  occupation  of James  Henderson is serving as a
Vice President of SPL.

                  The  principal  occupation of John Quicke is serving as a Vice
President of SPL.

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 13 of 41 Pages
--------------------------                            --------------------------

                  The principal  occupation of Joshua  Schechter is serving as a
Vice President of SPL.

                  The  principal  occupation  of Leonard  Toboroff is serving as
Vice Chairman of the Board of Allis-Chalmers Energy Inc., a provider of products and  services  to the oil and gas  industry,  and as an  Executive  Director  of
Corinthian Capital Group, LLC, a private equity fund.

                  Harvey Bazaar is currently retired.

                  (d) No Reporting Person has, during the last five years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)   Messrs.   Lichtenstein,   Howard,   Henderson,   Quicke,
Schechter, Bazaar and Toboroff are citizens of the United States of America.

         Item 4 is hereby amended to add the following:

                  On  January 6,  2006,  Cede & Co.,  as holder of record of the
Shares beneficially owned by Steel Partners II, delivered a notice to the Issuer on behalf of Steel Partners II requesting that the Issuer call a special meeting of the  shareholders  (the "Special  Meeting") in  accordance  with the Issuer's bylaws for the purpose of removing  all the  directors  serving on the  Issuer's
Board  of  Directors  at the  time of the  Special  Meeting  without  cause  and replacing them with Steel Partners II's slate of director nominees  comprised of
Jack Howard, James Henderson,  John Quicke, Joshua Schechter,  Harvey Bazaar and
Leonard Toboroff (the "Nominees").  A copy of this notice is attached hereto and
incorporated  herein  by  reference.   Steel  Partners  II  intends  to  file  a
preliminary  proxy  statement with the Securities and Exchange  Commission  with respect to the Special Meeting and solicit the  shareholders to vote in favor of its  proposals to remove and replace the Issuer's  Board of Directors  after the proxy materials have been finalized.

         Item 5 is hereby amended and restated as follows:

                  (a) The aggregate  percentage of Shares reported owned by each person named herein is based upon  4,083,721  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's Quarterly Report on Form  10-Q for the  quarter  ended  September  30,  2005 and  filed  with the
Securities and Exchange Commission on November 9, 2005.

                  As of the close of business on January 6, 2006, Steel Partners
II beneficially owned 608,301 Shares,  constituting  approximately  14.9% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to  beneficially  own the 608,301  Shares of Common Stock owned by
Steel Partners II, constituting approximately 14.9% of the Shares outstanding.

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 14 of 41 Pages
--------------------------                            --------------------------

As the sole executive officer and managing member of Partners LLC, which in turn is the general partner of Steel Partners II, Mr.  Lichtenstein  may be deemed to beneficially  own the 608,301 Shares of Common Stock owned by Steel Partners II, constituting approximately 14.9% of the Shares outstanding. Mr. Lichtenstein has sole voting and  dispositive  power with respect to the 608,301  Shares owned by
Steel Partners II by virtue of his authority to vote and dispose of such Shares.

                  As of the close of business on January 6, 2006,  J.L.  Howard,
Inc.  beneficially  owned 663  Shares,  constituting  less than 1% of the Shares outstanding.  As the sole officer of J.L. Howard, Inc., Mr. Howard may be deemed to  beneficially  own the 663 Shares owned by J.L.  Howard,  Inc. Mr. Howard has sole voting and  dispositive  power with respect to the 663 Shares owned by J.L.
Howard, Inc. by virtue of his authority to vote and dispose of such Shares.

                  Currently,  Messrs. Henderson,  Quicke, Schechter,  Bazaar and
Toboroff do not own any securities of the Issuer.

                  (b) By virtue of his  positions  with  Partners  LLC and Steel
Partners  II, Mr.  Lichtenstein  has the sole  power to vote and  dispose of the
Shares owned by Steel Partners II.

                  By virtue of his positions with J.L. Howard,  Inc., Mr. Howard has the sole power to vote and dispose of the Shares owned by J.L. Howard, Inc.

                  (c) There have been no  transactions  in the Shares during the past sixty days by the Reporting Persons.

                  (d) No person  other  than the  Reporting  Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

                  (e) Not applicable.

         Item 6 is hereby amended to add the following:

                  On January 6, 2006, the Reporting Persons entered into a Joint
Filing and Solicitation  Agreement in which, among other things, (i) the parties agreed to the joint filing on behalf of each of them of  statements  on Schedule
13D with respect to the  securities  of the Issuer,  (ii) the parties  agreed to solicit proxies or written consents in favor of the removal of all the directors serving  on the Board of  Directors  of the  Issuer  at the time of the  Special
Meeting  without cause and the election of the Nominees,  or any other person(s)
nominated  by Steel  Partners II, to the Board of Directors of the Issuer at the
Special Meeting (the "Solicitation"), and (iii) Steel Partners II agreed to bear all expenses  incurred in  connection  with the Reporting  Persons'  activities, including  approved  expenses  incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 15 of 41 Pages
--------------------------                            --------------------------

         Item 7 is hereby amended to add the following exhibits:

                  6.       Joint Filing and Solicitation  Agreement by and among
                           Steel  Partners II,  L.P.,  Steel  Partners,  L.L.C.,
                           Warren G.  Lichtenstein,  Jack Howard,  J.L.  Howard,
                           Inc., James Henderson, John Quicke, Joshua Schechter,
                           Harvey Bazaar and Leonard Toboroff,  dated January 6,
                           2006.

                  7.       Request for Special  Meeting to Novoste  Corporation,
                           dated January 6, 2006.

                  8.       Powers of Attorney.

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 16 of 41 Pages
--------------------------                            --------------------------

                                   SIGNATURES
                                   ----------

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2006             STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.
                                        General Partner

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        As Attorney-In-Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        As Attorney-In-Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    /s/ Lauren Isenman
                                    --------------------------------------------
                                    LAUREN ISENMAN
                                    As Attorney-In-Fact for Warren G. Lichtenstein

                                    /s/ Jack Howard
                                    --------------------------------------------
                                    JACK HOWARD

                                    J.L. HOWARD, INC.

                                    By: /s/ Jack Howard
                                        ----------------------------------------
                                        Jack Howard
                                        President and Chief Financial Officer

                                    /s/ James Henderson
                                    --------------------------------------------
                                    JAMES HENDERSON

                                    /s/ John Quicke
                                    --------------------------------------------
                                    JOHN QUICKE

                                    /s/ Joshua Schechter
                                    --------------------------------------------
                                    JOSHUA SCHECHTER

                                    /s/ Harvey Bazaar
                                    --------------------------------------------
                                    HARVEY BAZAAR

                                    /s/ Leonard Toboroff
                                    --------------------------------------------
                                    LEONARD TOBOROFF

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 17 of 41 Pages
--------------------------                            --------------------------

                                  EXHIBIT INDEX
                                  -------------
Exhibit                                                                          Page
-------                                                                          ----

1.  Joint Filing Agreement by and among Steel Partners II, L.P., Steel             --
    Partners, L.L.C. and Warren G. Lichtenstein, dated September 26, 2003
    (previously filed).

2.  Confidentiality and Standstill Agreement by and between Novoste                --
    Corporation and Steel Partners II, L.P., dated November 10, 2004
    (previously filed).

3.  Letter from Steel Partners II, L.P. to Novoste Corporation, dated April        --
    4, 2005 (previously filed).

4.  Letter from Steel Partners II, L.P. to Novoste Corporation, dated              --
    September 7, 2005 (previously filed).

5.  Letter from Steel Partners II, L.P. to Novoste Corporation, dated              --
    November 21, 2005 (previously filed).

6.  Joint Filing and Solicitation Agreement by and among Steel Partners II,     18 to 20
    L.P., Steel Partners, L.L.C., Warren G. Lichtenstein, Jack Howard, J.L.
    Howard, Inc., James Henderson, John Quicke, Joshua Schechter, Harvey
    Bazaar and Leonard Toboroff, dated January 6, 2006.

7.  Request for Special Meeting to Novoste Corporation, dated January 6, 2006.  21 to 35

8.  Powers of Attorney.                                                         36 to 41

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 18 of 41 Pages
--------------------------                            --------------------------

                     JOINT FILING AND SOLICITATION AGREEMENT

         WHEREAS,  certain  of  the  undersigned  are  shareholders,  direct  or beneficial, of Novoste Corporation, a Florida corporation ("Novoste");

         WHEREAS,  Steel  Partners  II,  L.P.,  a Delaware  limited  partnership
("Steel"),  Steel Partners, L.L.C., a Delaware limited liability company, Warren
G. Lichtenstein,  Jack Howard, J.L. Howard, Inc., a New York corporation,  James
Henderson,  John Quicke,  Joshua  Schechter,  Harvey Bazaar and Leonard Toboroff
wish to form a group for the purpose of seeking  representation  on the Board of
Directors of Novoste;

         WHEREAS,  Steel intends to request Novoste to call a special meeting of shareholders for the purpose of removing all the directors  serving on the Board of Directors  of Novoste at the time of the special  meeting  without  cause and replacing them with Steel's slate of director nominees;

         WHEREAS,  Steel intends to nominate Jack Howard, James Henderson,  John
Quicke,  Joshua  Schechter,  Harvey Bazaar and Leonard Toboroff (the "Nominees")
for  election to the Board of  Directors  at the special  meeting,  or any other
meeting  of   shareholders   held  in  lieu  thereof,   and  any   adjournments,
postponements, reschedulings or continuations thereof (the "Special Meeting").

         NOW, IT IS AGREED, this 6th day of January 2006 by the parties hereto:

         1. In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange Act of 1934, as amended,  each of the  undersigned  (collectively,  the
"Group")  agrees to the joint filing on behalf of each of them of  statements on
Schedule 13D with respect to the securities of Novoste. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein.

         2. So long as this  agreement  is in  effect,  each of the  undersigned shall provide written notice to Olshan  Grundman Frome  Rosenzweig & Wolosky LLP
("Olshan") of (i) any of their  purchases or sales of securities of Novoste;  or
(ii) any  securities of Novoste over which they acquire or dispose of beneficial ownership.  Notice  shall  be  given no later  than 24  hours  after  each  such transaction.

         3.  Each of the  undersigned  agrees  to  solicit  proxies  or  written consents  in favor of the  removal  of all  directors  serving  on the  Board of
Directors of Novoste at the time of the Special  Meeting  without  cause and the election of the Nominees or any other person(s) nominated by Steel, to the Board of Directors of Novoste at the Special Meeting.

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 19 of 41 Pages
--------------------------                            --------------------------

         4. Steel agrees to bear all expenses  incurred in  connection  with the
Group's  activities,  including  expenses  incurred  by any of the  parties in a solicitation  of  proxies  or written  consents  by the  members of the Group in connection with the Special Meeting.  Notwithstanding the foregoing, Steel shall not be required to reimburse any party for (i)  out-of-pocket  expenses incurred by a party in the  aggregate in excess of $250  without  Steel's  prior  written approval;  (ii) the value of the time of any party;  (iii)  legal fees  incurred without Steel's prior written approval; or (iv) the costs of any counsel,  other than Olshan,  employed in connection  with any pending or threatened  litigation without Steel's prior written approval.

         5. The  relationship of the parties hereto shall be limited to carrying on the  business of the Group in  accordance  with the terms of this  Agreement.
Such  relationship  shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.
Nothing herein shall  restrict any party's right to purchase or sell  securities of Novoste,  as he/it deems  appropriate,  in his/its sole discretion,  provided that all such sales are made in compliance with all applicable securities laws.

         6. This Agreement may be executed in counterparts,  each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

         7. In the event of any dispute  arising out of the  provisions  of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

         8. Any party hereto may terminate his obligations  under this agreement at any time on 24 hours' written notice to all other parties, with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

         9. Each party  acknowledges  that Olshan  shall act as counsel for both the Group and Steel.

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 20 of 41 Pages
--------------------------                            --------------------------

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                    STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.
                                        General Partner

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        As Attorney-In-Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Lauren Isenman
                                        ----------------------------------------
                                        Lauren Isenman
                                        As Attorney-In-Fact for Warren G. Lichtenstein,
                                        Managing Member

                                    /s/ Lauren Isenman
                                    --------------------------------------------
                                    LAUREN ISENMAN
                                    As Attorney-In-Fact for Warren G. Lichtenstein

                                    /s/ Jack Howard
                                    --------------------------------------------
                                    JACK HOWARD

                                    J.L. HOWARD, INC.

                                    By: /s/ Jack Howard
                                        ----------------------------------------
                                        Jack Howard
                                        President and Chief Financial Officer

                                    /s/ James Henderson
                                    --------------------------------------------
                                    JAMES HENDERSON

                                    /s/ John Quicke
                                    --------------------------------------------
                                    JOHN QUICKE

                                    /s/ Joshua Schechter
                                    --------------------------------------------
                                    JOSHUA SCHECHTER

                                    /s/ Harvey Bazaar
                                    --------------------------------------------
                                    HARVEY BAZAAR

                                    /s/ Leonard Toboroff
                                    --------------------------------------------
                                    LEONARD TOBOROFF

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 21 of 41 Pages
--------------------------                            --------------------------

                                   CEDE & CO.
                        C/O THE DEPOSITORY TRUST COMPANY
                                 55 WATER STREET
                            NEW YORK, NEW YORK 10041

                                 January 6, 2006

Novoste Corporation
4350 International Boulevard
Norcross, Georgia 30093
Attn: Corporate Secretary

Dear Sir:

         Cede & Co., the nominee of The Depository Trust Company  ("DTC"),  is a holder  of  record  of  shares  of  common  stock of  Novoste  Corporation  (the
"Company").  DTC is informed by its  Participant,  UBS Securities,  L.L.C.  (the
"Participant"),  that on the date hereof  608,301 of such shares (the  "Shares")
credited to Participant's  DTC account are beneficially  owned by Steel Partners
II, L.P., a customer of Participant.

         At the request of  Participant,  on behalf of Steel  Partners II, L.P.,
Cede & Co., as a holder of record of the Shares,  hereby delivers the request of
Steel  Partners II, L.P. to call a special  meeting of the  shareholders  of the
Company for the following purposes:

             o    To  remove  all of the  directors  serving  on  the  Board  of
                  Directors  of the Company at the time of the  special  meeting without cause; and

             o    To elect Steel Partners II, L.P.'s slate of director nominees,
                  Jack Howard, John Quicke,  Joshua Schechter,  James Henderson,
                  Harvey Bazaar and Leonard Toboroff.

         The  undersigned  further  requests that the Company set a meeting date and record date for such a special meeting in accordance with its bylaws.

         While  Cede & Co. is  furnishing  this  request as the  shareholder  of record of the Shares,  it does so only at the request of Participant and only as a nominal party for the true party in interest,  Steel  Partners II, L.P. Cede &
Co. has no  interest  in this  matter  other than to take those  steps which are necessary to ensure that Steel Partners II, L.P. is not denied its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.

                                    Very truly yours,

                                    Cede & Co.

                                    By: /s/ Patricia Mobley
                                        -------------------
                                        Patricia Mobley, Partner

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 22 of 41 Pages
--------------------------                            --------------------------

                             STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022
                               TEL: (212) 520-2300
                               FAX: (212) 520-2301

                                 January 6, 2006

BY FACSIMILE AND OVERNIGHT COURIER

Novoste Corporation
4350 International Boulevard
Norcross, Georgia 30093
Attn: Corporate Secretary

Dear Sir:

         Steel Partners II, L.P.  ("Steel") is the  beneficial  owner of 608,301 shares (the  "Shares") of common  stock,  $0.01 par value per share (the "Common
Stock"), of Novoste  Corporation (the "Company"),  representing in excess of 10%
of the  outstanding  Common  Stock as of the date  hereof.  As the holder of the
Shares,  Steel hereby  requests  that you call a special  meeting (the  "Special
Meeting") of the  shareholders  of the Company in  accordance  with Article III,
Section  3.03  of  the  Company's  Fourth  Amended  and  Restated  By-laws  (the
"By-laws")  for the  following  purposes:  (1) to  remove  all of the  directors serving on the Board of  Directors  of the  Company  at the time of the  Special
Meeting without cause; and (2) to elect Steel's slate of director nominees, Jack
Howard,  John Quicke,  Joshua  Schechter,  James  Henderson,  Harvey  Bazaar and
Leonard Toboroff (the "Nominees").

(i)      PROPOSAL 1 - REMOVAL OF DIRECTORS

         The text of Proposal 1 is as follows:

         "To remove all of the  directors  serving on the Board of  Directors of the Company at the time of the Special Meeting without cause."

         Steel  proposes to conduct such  business at the Special  Meeting as it believes the current  members of the Board of Directors  are not acting to maximize  shareholder value. Steel does not have a material interest in such business except as otherwise set forth herein.

(ii)     PROPOSAL 2 - ELECTION OF STEEL NOMINEES

         The text of Proposal 2 is as follows:

         "To elect Steel's slate of director nominees, Jack Howard, John Quicke,
         Joshua Schechter, James Henderson, Harvey Bazaar and Leonard Toboroff."

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 23 of 41 Pages
--------------------------                            --------------------------

         If elected,  Harvey  Bazaar and Leonard  Toboroff  would be  designated
         Class I  directors,  James  Henderson  and  Joshua  Schechter  would be designated  Class II directors and Jack Howard and John Quicke would be designated  Class  III  directors.  Steel  proposes  to  nominate  such
         Nominees  for  election  and to conduct  such  business  at the Special
         Meeting as it  believes  the  election of these  Nominees,  who have no current affiliation with the current Board of Directors of the Company, is in  the  best  interest  of the  Company's  shareholders  and  these
         Nominees  should be elected to serve on the Board of  Directors  of the
         Company  because Steel  believes they will act to maximize  shareholder value for all the Company's shareholders.

         A.       INFORMATION  CONCERNING NOMINEES REQUIRED UNDER REGULATION 14A
                  OF THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED:

                  JACK HOWARD (AGE 44) has been a registered principal of Mutual
                  Securities,  Inc., a registered broker-dealer,  since 1989. He has served as the Vice  President  and Vice  Chairman of Steel
                  Partners, Ltd. ("SPL"), a management and advisory company that provides  management  services to Steel  Partners II, L.P. and its affiliates,  since December 2003. Mr. Howard has served as
                  Chairman   of   the   Board   of   WebFinancial    Corporation
                  ("WebFinancial"), a consumer and commercial lender, since June
                  2005, as a director of WebFinancial since 1996 and as its Vice
                  President since December 1997. From December 1997 to May 2000, he also served as  Secretary,  Treasurer  and Chief  Financial
                  Officer  of  WebFinancial.  He has served as  Chairman  of the
                  Board and Chief Executive Officer of Gateway Industries,  Inc.
                  ("Gateway"),  a provider of database  development and web site design and development services,  since February 2004, as Vice
                  President of Gateway since  December 2001 and as a director of
                  Gateway  since May 1994.  Mr.  Howard is a  director  of Pubco
                  Corporation,  a printing  supplies and construction  equipment manufacturer and distributor. He is also a director of BNS Co.
                  ("BNS"),  a real estate  management  company,  WHX Corporation
                  ("WHX"), a holding company, and CoSine Communications, Inc., a global  telecommunications  equipment supplier.  The principal business address of Mr. Howard is c/o Steel Partners II, L.P.,
                  590 Madison Avenue,  32nd Floor, New York, New York 10022. Mr.
                  Howard may be deemed to beneficially  own 663 shares of Common
                  Stock of the Company owned by J.L. Howard, Inc., a corporation controlled by Mr. Howard. For information  regarding purchases and sales  during the past two years by J.L.  Howard,  Inc. of
                  securities   of  the   Company   that  may  be  deemed  to  be
                  beneficially owned by Mr. Howard, see Exhibit A.

                  JAMES HENDERSON (AGE 48) has served as a Vice President of SPL and its  predecessor  since  August  1999.  He has served as a director and Chief  Executive  Officer of  WebFinancial  since
                  June  2005,  as  President  and  Chief  Operating  Officer  of
                  WebFinancial  since  November 2003, and was the Vice President of Operations  from September  2000 through  December 2003. He has served as a director of WebBank, a wholly-owned subsidiary of  WebFinancial,  since  March 2002 and was the acting  Chief
                  Executive  Officer  from  November  2004 to May  2005.  He has served as a director  of BNS since June 2004 and as a director and Chairman of Del Global  Technologies Corp., a designer and

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 24 of 41 Pages
--------------------------                            --------------------------

                  manufacturer of medical imaging and diagnostic systems,  since
                  November  2003 and May  2005,  respectively.  He  served  as a director  of  ECC  International  Corp.,  a  manufacturer  and
                  marketer  of   computer-controlled   simulators  for  training
                  personnel to perform  maintenance  and operator  procedures on military weapons,  from December 1999 to September 2003 and as acting Chief  Executive  Officer from July 2002 to March 2003.
                  He has served as a director of SL Industries, Inc., a designer and producer of proprietary advanced systems and equipment for the power and data quality  industry,  since January 2002. Mr.
                  Henderson  has served as President of Gateway  since  December
                  2001. From January 2001 to August 2001, he served as President of  MDM  Technologies,  Inc.,  a  direct  mail  and  marketing company.  The principal  business  address of Mr. Henderson is
                  c/o Steel Partners II, L.P., 590 Madison  Avenue,  32nd Floor,
                  New York, New York 10022.  Mr. Henderson does not beneficially own, and has not  purchased or sold during the past two years, any securities of the Company.

                  JOHN  QUICKE  (AGE 56) has served as a Vice  President  of SPL since  September  2005. Mr. Quicke has served as a director of
                  WHX since  July  2005 and as a Vice  President  since  October
                  2005.  He served as Vice  Chairman  and  Executive  Officer of
                  Sequa  Corporation,  a diversified  industrial  company,  from
                  March  2004 to March  2005 and as a  director,  President  and
                  Chief Operating  Officer of Sequa from 1993 to March 2004. The principal business address of Mr. Quicke is c/o Steel Partners
                  II, L.P., 590 Madison Avenue,  32nd Floor,  New York, New York
                  10022.  Mr.  Quicke  does not  beneficially  own,  and has not purchased or sold during the past two years, any securities of the Company.

                  JOSHUA  SCHECHTER  (AGE 32) has served as a Vice  President of
                  SPL since July 2001.  Mr.  Schechter  was an  Associate in the corporate finance group of Imperial Capital LLC, a provider of mergers and acquisitions advisory services, from March 1998 to
                  June  2001.  He was a Senior  Analyst  at Leifer  Capital,  an
                  investment  bank,  from August 1997 to February 1998. He was a
                  Tax Consultant at Ernst & Young, LLP from January 1996 to July
                  1997.  He  currently  serves  as a  director  of WHX  and as a director of Jackson  Products,  Inc., a provider of industrial
                  safety  products.   The  principal  business  address  of  Mr.
                  Schechter is c/o Steel Partners II, L.P., 590 Madison  Avenue,
                  32nd Floor,  New York, New York 10022.  Mr. Schechter does not beneficially  own,  and has not  purchased  or sold during the past two years, any securities of the Company.

                  HARVEY  BAZAAR (AGE 65) spent 38 years as an  accountant  with
                  Coopers & Lybrand and  PriceWaterhouseCoopers and retired as a
                  Senior  Partner in June 2000.  During his time with  Coopers &
                  Lybrand,  he served as a member of the Executive Committee and was  the  Managing  Partner  of  the  New  York  office.  From
                  September  2001 to  December  2002,  he  briefly  came  out of retirement to serve as Chief  Operating  Officer of DML Global
                  Services,  a provider  of back  office  services  for  private equity  funds,  during  which time the company was acquired by
                  BISYS Group, Inc. The principal business address of Mr. Bazaar is 13 Skyline Drive,  North  Caldwell,  New Jersey 07006.  Mr.
                  Bazaar does not  beneficially  own,  and has not  purchased or sold during the past two years, any securities of the Company.

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 25 of 41 Pages
--------------------------                            --------------------------

                  LEONARD TOBOROFF (AGE 73) has served as a Vice Chairman of the
                  Board of  Allis-Chalmers  Energy  Inc., a provider of products and services to the oil and gas  industry,  since May 1988 and served  as  Executive  Vice  President  from  May  1989  until
                  February  2002. He served as a director and Vice  President of
                  Varsity  Brands,   Inc.  (formerly  Riddell  Sports  Inc.),  a
                  provider of goods and services to the school spirit  industry, from  April  1998  until it was sold in  September  2003.  Mr.
                  Toboroff has been an Executive  Director of Corinthian Capital
                  Group,  LLC, a private equity fund,  since October 2005. He is also a director of Engex Corp., a closed-end  mutual fund. The principal business address of Mr. Toboroff is 39 N. Moore, New
                  York, New York 10013. Mr. Toboroff does not beneficially  own, and has not  purchased or sold during the past two years,  any securities of the Company.

                  On January 6, 2006, Steel, Steel Partners,  L.L.C.,  Warren G.
                  Lichtenstein,  Jack  Howard,  James  Henderson,  John  Quicke,
                  Joshua   Schechter,   Harvey   Bazaar  and  Leonard   Toboroff
                  (collectively,  the  "Group")  entered into a Joint Filing and
                  Solicitation  Agreement in which,  among other things, (i) the parties  agreed to the joint  filing on behalf of each of them of statements  on Schedule 13D with respect to the  securities of the Company,  (ii) the parties agreed to solicit proxies or written  consents in favor of the removal of all the directors serving on the Board of  Directors  of the Company at the time of the Special  Meeting  without cause and the election of the
                  Nominees,  or any other  person(s)  nominated by Steel, to the
                  Board of Directors of the Company at the Special  Meeting (the
                  "Solicitation"),  and (iii) Steel  agreed to bear all expenses incurred in connection with the Group's activities,  including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

                  Other  than as stated  herein,  there are no  arrangements  or understandings  between  Steel and each  Nominee  or any other person or persons pursuant to which the nominations  described herein are to be made, other than the consents by the Nominees to serve as directors of the Company if elected as such at the
                  Special Meeting,  attached hereto and  incorporated  herein by reference.  Reference is made to the Schedule 13D, as amended, filed  and  to be  filed  with  the  Securities  and  Exchange
                  Commission  by the  members of the Group  with  respect to the
                  Company for information regarding the members of the Group.

                  Except as set forth herein  (including  the Exhibits  hereto),
                  (i) during the past 10 years, no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar
                  misdemeanors);   (ii)  no  Nominee   directly  or   indirectly
                  beneficially  owns  any  securities  of the  Company  (iii) no
                  Nominee owns any  securities of the Company which are owned of record but not beneficially;  (iv) no Nominee has purchased or sold any  securities of the Company during the past two years;
                  (v) no part of the  purchase  price  or  market  value  of the securities of the Company owned by any Nominee is  represented by funds  borrowed or  otherwise  obtained  for the purpose of

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 26 of 41 Pages
--------------------------                            --------------------------

                  acquiring or holding such  securities;  (vi) no Nominee is, or
                  within   the  past  year  was,   a  party  to  any   contract,
                  arrangements or understandings with any person with respect to any securities of the Company,  including, but not limited to, joint ventures,  loan or option  arrangements,  puts or calls, guarantees  against loss or guarantees of profit,  division of losses or profits,  or the giving or  withholding  of proxies;
                  (vii) no associate of any Nominee owns beneficially,  directly or  indirectly,  any  securities  of the  Company;  (viii)  no
                  Nominee  owns  beneficially,   directly  or  indirectly,   any
                  securities of any parent or subsidiary of the Company; (ix) no
                  Nominee  or  any  of  his   associates  was  a  party  to  any
                  transaction,  or series  of  similar  transactions,  since the beginning of the Company's  last fiscal year, or is a party to any  currently  proposed  transaction,  or series  of  similar transactions,  to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved  exceeds
                  $60,000;  and (x) no Nominee or any of his  associates has any arrangement or  understanding  with any person with respect to any future  employment  by the Company or its  affiliates,  or with respect to any future  transactions  to which the Company or any of its affiliates will or may be a party.

         B.       Each of the Nominees  has  consented  to, among other  things, being named as a nominee in the proxy statement to be filed by
                  Steel and to serve as a director  of the  Company if  elected.
                  Such consents are attached hereto as Exhibit B.

(v)      OTHER INFORMATION CONCERNING RECORD OWNER AND BENEFICIAL OWNER ON WHOSE
         BEHALF REQUEST FOR SPECIAL MEETING IS BEING MADE

         A.       NAME AND ADDRESS

                  RECORD OWNER

                  Cede & Co.
                  c/o The Depository Trust Company
                  55 Water Street
                  New York, New York 10041

                  BENEFICIAL OWNER

                  Steel Partners II, L.P.
                  590 Madison Avenue, 32nd Floor
                  New York, New York 10022

         B.       CLASS AND NUMBER OF SHARES OWNED

                  608,301 Shares of Common Stock are beneficially owned by Steel and held of record by Cede & Co.

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 27 of 41 Pages
--------------------------                            --------------------------

         C.       REPRESENTATIONS

                  The attached cover letter from Cede & Co. is deemed to satisfy the requirement for a  representation  from Cede & Co. that it is the holder of record of the Shares  entitled to vote at the
                  Special Meeting. Steel represents that it intends to appear in person  or by proxy at the  Special  Meeting  to  propose  the business and nomination described herein.

         D.       RECORD DATE AND MEETING DATE

                  Steel  requests  that the Board of Directors fix a record date and a meeting date for the Special Meeting.

         To the extent that the Company takes any action to increase the size of the Board of Directors to more than six (6) directors,  Steel reserves the right to nominate  additional  nominees to be elected to the Board of Directors at the
Special Meeting.  Additional nominations made pursuant to the preceding sentence are without  prejudice to the position of Steel that any attempt to increase the size of the current Board of Directors  constitutes an unlawful  manipulation of the Company's corporate machinery. If this letter shall be deemed for any reason by a court of  competent  jurisdiction  to be  ineffective  with  respect to the calling of the Special  Meeting or the  nomination of any of the Nominees at the
Special Meeting,  or if any individual  Nominee shall be unable to serve for any reason, this letter shall continue to be effective with respect to the remaining
Nominee(s) and as to any replacement Nominee(s) selected by Steel.

                                    Very truly yours,

                                    STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.
                                        General Partner

                                    By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 28 of 41 Pages
--------------------------                            --------------------------

                                    EXHIBIT A

                TRANSACTIONS IN SECURITIES OF NOVOSTE CORPORATION
                            DURING THE PAST TWO YEARS

      (ALL INFORMATION IN THE TABLE BELOW DOES NOT REFLECT THE ONE-FOR-FOUR
                REVERSE STOCK SPLIT EFFECTED ON NOVEMBER 4, 2005)

      CLASS                 QUANTITY           PRICE PER            DATE OF
   OF SECURITY         PURCHASED / (SOLD)      UNIT ($)           TRANSACTION
-----------------  -----------------------  ---------------  -------------------
                                J.L. HOWARD, INC.
                                -----------------
    Common Stock            5,000                2.74              04/08/04
    Common Stock            3,620                2.56              06/29/04
    Common Stock            5,300                2.90              07/07/04
    Common Stock            5,000                1.98              07/30/04
    Common Stock          (18,997)               1.45              10/19/04
    Common Stock               53                1.05              02/22/05
    Common Stock              600                1.05              02/22/05
    Common Stock            2,000                0.86              06/14/05

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 29 of 41 Pages
--------------------------                            --------------------------

                                    EXHIBIT B

                                NOMINEE CONSENTS

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 30 of 41 Pages
--------------------------                            --------------------------

                                   JACK HOWARD
                           C/O STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                 January 6, 2006

Novoste Corporation
4350 International Boulevard
Norcross, Georgia 30093
Attn: Corporate Secretary

Dear Sir:

         You are hereby  notified  that the  undersigned  consents  to (i) being named as a nominee in the notice  provided by Steel Partners II, L.P.  ("Steel")
of  its  intention  to  nominate  the  undersigned  as  a  director  of  Novoste
Corporation  ("Novoste") at the special  meeting of shareholders to be called by
Novoste at the request of Steel,  or any other meeting of  shareholders  held in
lieu   thereof,   and  any   adjournments,   postponements,   reschedulings   or
continuations thereof (the "Special Meeting"),  (ii) being named as a nominee in any  proxy  statement  filed by Steel in  connection  with the  solicitation  of proxies or written  consents  for  election  of the  undersigned  at the Special
Meeting,  and (iii)  serving as a director  of Novoste if elected at the Special
Meeting.

                                    Very truly yours,

                                    /s/ Jack Howard
                                    Jack Howard

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 31 of 41 Pages
--------------------------                            --------------------------

                                 JAMES HENDERSON
                           C/O STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                 January 6, 2006

Novoste Corporation
4350 International Boulevard
Norcross, Georgia 30093
Attn: Corporate Secretary

Dear Sir:

         You are hereby  notified  that the  undersigned  consents  to (i) being named as a nominee in the notice  provided by Steel Partners II, L.P.  ("Steel")
of  its  intention  to  nominate  the  undersigned  as  a  director  of  Novoste
Corporation  ("Novoste") at the special  meeting of shareholders to be called by
Novoste at the request of Steel,  or any other meeting of  shareholders  held in
lieu   thereof,   and  any   adjournments,   postponements,   reschedulings   or
continuations thereof (the "Special Meeting"),  (ii) being named as a nominee in any  proxy  statement  filed by Steel in  connection  with the  solicitation  of proxies or written  consents  for  election  of the  undersigned  at the Special
Meeting,  and (iii)  serving as a director  of Novoste if elected at the Special
Meeting.

                                    Very truly yours,

                                    /s/ James Henderson
                                    James Henderson

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 32 of 41 Pages
--------------------------                            --------------------------

                                   JOHN QUICKE
                           C/O STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                 January 6, 2006

Novoste Corporation
4350 International Boulevard
Norcross, Georgia 30093
Attn: Corporate Secretary

Dear Sir:

         You are hereby  notified  that the  undersigned  consents  to (i) being named as a nominee in the notice  provided by Steel Partners II, L.P.  ("Steel")
of  its  intention  to  nominate  the  undersigned  as  a  director  of  Novoste
Corporation  ("Novoste") at the special  meeting of shareholders to be called by
Novoste at the request of Steel,  or any other meeting of  shareholders  held in
lieu   thereof,   and  any   adjournments,   postponements,   reschedulings   or
continuations thereof (the "Special Meeting"),  (ii) being named as a nominee in any  proxy  statement  filed by Steel in  connection  with the  solicitation  of proxies or written  consents  for  election  of the  undersigned  at the Special
Meeting,  and (iii)  serving as a director  of Novoste if elected at the Special
Meeting.

                                    Very truly yours,

                                    /s/ John Quicke
                                    John Quicke

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 33 of 41 Pages
--------------------------                            --------------------------

                                JOSHUA SCHECHTER
                           C/O STEEL PARTNERS II, L.P.
                         590 MADISON AVENUE, 32ND FLOOR
                            NEW YORK, NEW YORK 10022

                                                                 January 6, 2006

Novoste Corporation
4350 International Boulevard
Norcross, Georgia 30093
Attn: Corporate Secretary

Dear Sir:

         You are hereby  notified  that the  undersigned  consents  to (i) being named as a nominee in the notice  provided by Steel Partners II, L.P.  ("Steel")
of  its  intention  to  nominate  the  undersigned  as  a  director  of  Novoste
Corporation  ("Novoste") at the special  meeting of shareholders to be called by
Novoste at the request of Steel,  or any other meeting of  shareholders  held in
lieu   thereof,   and  any   adjournments,   postponements,   reschedulings   or
continuations thereof (the "Special Meeting"),  (ii) being named as a nominee in any  proxy  statement  filed by Steel in  connection  with the  solicitation  of proxies or written  consents  for  election  of the  undersigned  at the Special
Meeting,  and (iii)  serving as a director  of Novoste if elected at the Special
Meeting.

                                    Very truly yours,

                                    /s/ Joshua Schechter
                                    Joshua Schechter

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 34 of 41 Pages
--------------------------                            --------------------------

                                  HARVEY BAZAAR
                                13 SKYLINE DRIVE
                        NORTH CALDWELL, NEW JERSEY 07006

                                                                 January 6, 2006

Novoste Corporation
4350 International Boulevard
Norcross, Georgia 30093
Attn: Corporate Secretary

Dear Sir:

         You are hereby  notified  that the  undersigned  consents  to (i) being named as a nominee in the notice  provided by Steel Partners II, L.P.  ("Steel")
of  its  intention  to  nominate  the  undersigned  as  a  director  of  Novoste
Corporation  ("Novoste") at the special  meeting of shareholders to be called by
Novoste at the request of Steel,  or any other meeting of  shareholders  held in
lieu   thereof,   and  any   adjournments,   postponements,   reschedulings   or
continuations thereof (the "Special Meeting"),  (ii) being named as a nominee in any  proxy  statement  filed by Steel in  connection  with the  solicitation  of proxies or written  consents  for  election  of the  undersigned  at the Special
Meeting,  and (iii)  serving as a director  of Novoste if elected at the Special
Meeting.

                                    Very truly yours,

                                    /s/ Harvey Bazaar
                                    Harvey Bazaar

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 35 of 41 Pages
--------------------------                            --------------------------

                                LEONARD TOBOROFF
                                   39 N. MOORE
                            NEW YORK, NEW YORK 10013

                                                                 January 6, 2006

Novoste Corporation
4350 International Boulevard
Norcross, Georgia 30093
Attn: Corporate Secretary

Dear Sir:

         You are hereby  notified  that the  undersigned  consents  to (i) being named as a nominee in the notice  provided by Steel Partners II, L.P.  ("Steel")
of  its  intention  to  nominate  the  undersigned  as  a  director  of  Novoste
Corporation  ("Novoste") at the special  meeting of shareholders to be called by
Novoste at the request of Steel,  or any other meeting of  shareholders  held in
lieu   thereof,   and  any   adjournments,   postponements,   reschedulings   or
continuations thereof (the "Special Meeting"),  (ii) being named as a nominee in any  proxy  statement  filed by Steel in  connection  with the  solicitation  of proxies or written  consents  for  election  of the  undersigned  at the Special
Meeting,  and (iii)  serving as a director  of Novoste if elected at the Special
Meeting.

                                    Very truly yours,

                                    /s/ Leonard Toboroff
                                    Leonard Toboroff

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 36 of 41 Pages
--------------------------                            --------------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints LAUREN ISENMAN signing singly,  the undersigned's  true and lawful attorney-in-fact to:

         1. execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

         2. do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

         3. take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 37 of 41 Pages
--------------------------                            --------------------------

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.                 STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.              By: /s/ Warren G. Lichtenstein
    General Partner                         --------------------------------
                                            Warren G. Lichtenstein
                                            Managing Member
By: /s/ Warren G. Lichtenstein
    --------------------------------    /s/ Warren G. Lichtenstein
    Warren G. Lichtenstein              ------------------------------------
    Managing Member                     Warren G. Lichtenstein

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 38 of 41 Pages
--------------------------                            --------------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints JACK L. HOWARD signing singly,  the undersigned's  true and lawful attorney-in-fact to:

         1. execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

         2. do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

         3. take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 39 of 41 Pages
--------------------------                            --------------------------

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.                 STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.              By: /s/ Warren G. Lichtenstein
    General Partner                         --------------------------------
                                            Warren G. Lichtenstein
                                            Managing Member
By: /s/ Warren G. Lichtenstein
    --------------------------------    /s/ Warren G. Lichtenstein
    Warren G. Lichtenstein              ------------------------------------
    Managing Member                     Warren G. Lichtenstein

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 40 of 41 Pages
--------------------------                            --------------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints STEVEN WOLOSKY signing singly,  the undersigned's  true and lawful attorney-in-fact to:

         1. execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

         2. do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

         3. take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

--------------------------                            --------------------------
CUSIP No. 67010C209                   13D                    Page 41 of 41 Pages
--------------------------                            --------------------------

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.                 STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.              By: /s/ Warren G. Lichtenstein
    General Partner                         --------------------------------
                                            Warren G. Lichtenstein
                                            Managing Member
By: /s/ Warren G. Lichtenstein
    --------------------------------    /s/ Warren G. Lichtenstein
    Warren G. Lichtenstein              ------------------------------------
    Managing Member                     Warren G. Lichtenstein